Silvaco Group, Inc.
4701 Patrick Henry Drive, Building #23
Santa Clara, CA 95054

November 19, 2025

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention: Jan Woo, Legal Branch Chief, Division of Corporation Finance, Office of Technology

Re:    Silvaco Group, Inc.
    Registration Statement on Form S-3
    File No. 333- 291212

REQUEST FOR ACCELERATION OF EFFECTIVENESS
Requested Date: November 21, 2025
Requested Time: 4:30 P.M. Eastern Time

Dear Ms. Woo,
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Silvaco Group, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333- 291212), so that it may become effective at 4:30 p.m. Eastern Standard Time on November 21, 2025, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Registrant hereby authorizes Drew Valentine, of White & Case LLP, to orally modify or withdraw this request for acceleration.
We request that we be notified of such effectiveness by a telephone call to Drew Valentine at (212) 819-8370 or by email at drew.valentine@whitecase.com.
Sincerely,
Silvaco Group, Inc.
/s/ Candace Jackson
SVP, General Counsel and Corporate Secretary

CC: Drew Valentine, White & Case LLP